Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2


03029990

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco included in the Dow Jones' Sustainability Indexes for 2004

Stockholm, Sweden, September 10, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 401

dlw 9/15

SEC 82-812



press information

Group Communications

CONTACT: Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46 8 743 8074 or +46 70 349 8074, cathrine.gustafsdahl@se.atlascopco.com

Atlas Copco included in the Dow Jones' Sustainability Indexes for 2004

Stockholm, Sweden, September 10, 2003—For the fourth consecutive year, Atlas Copco has been selected as a member of both the Dow Jones Sustainability World Index (DJSI World) and the European DJSI STOXX Index.

These indexes measure sustainability on a global basis across all market sectors and industry groups, being based on the Dow Jones Global Index.

The DJSI methodology involves an annual, comprehensive assessment of the three sustainability dimensions – economical, environmental and social performance – and the indexes include only the leading sustainability companies.

The DJSI World index is modeled on the Dow Jones Global Index, and consists of the top 10% sustainability leaders among the 2,500 companies covered by the Global Index.

DJSI STOXX consists of the top 20% of the companies that lead the field in terms of corporate sustainability, based on Dow Jones STOXX 600 Index.

The DJSI World and DJSI STOXX are stock indexes used to benchmark financial products based on the concept of corporate sustainability and to measure the performance of fund managers.

For more information please visit http://www.sustainability-indexes.com/
Atlas Copco is ranked in the "Industrial Goods & Services" category.

The **Atlas Copco Group** is a global industrial group of companies headquartered in Stockholm, Sweden. In 2002, the Group had revenues of SEK 47,6 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.